TeliaSonera Strengthens Its Position
as the Nordic Leader in Wireless Broadband

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 31, 2006--With the acquisition of Danish YesIHotspot's WLAN infrastructure and customer relations, TeliaSonera has reinforced its position as the leading supplier of hotspots in the Nordic region. The YesIHotspot takeover means TeliaSonera now has 180 hotspots and a nationwide EDGE network (broadband access via a mobile network) in Denmark. This gives
TeliaSonera a solid platform to challenge for market share on the Danish wireless broadband market.

    A hotspot is a limited geographical area where a user can access a broadband network via a high-speed wireless connection. Today's acquisition of YesIHotspot gives TeliaSonera 1,100 hotspots in the Nordic region and 25,000 worldwide in collaboration with roaming partners, which thereby strengthens the company's position as the principal Nordic supplier of hotspots. This initiative can be seen as a further step in achieving the TeliaSonera vision of leading the transition from fixed to mobile and internet-based services.

    "Being able to offer hotspots in Denmark means the Group now covers our entire home market. We have been serving users who prefer to access broadband at home for a long time. 3G/EDGE/WLAN gives us mobile broadband in all four Nordic countries, which is perfect for people on the move. Now we can also offer hotspots in Denmark, which is great for business people, students and anyone else who needs high speed broadband access," says Terje Christoffersen, Group Vice President of Marketing, Products and Services at TeliaSonera.
The acquisition of YesIHotspot is the first step towards a launch of Telia HomeRun in the Danish market. HomeRun is TeliaSoneras' WLAN service. TeliaSonera expect to launch this service in Denmark at some time in the near future.

    "People in the Nordic countries are increasingly mobile and we are also seeing a growing trend towards working away from the office. This is a development that we anticipate will continue to mature in line with the increasing popularity of WiFi-enabled laptops and for this reason we have high hopes of additional growth opportunities from this segment of the market," says Terje Christoffersen.

    TeliaSonera is primarily taking over the YesIhotspot network and customer relations. The purchase price has not been disclosed.

    Forward-Looking Statements

    Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had
15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia.  TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30